

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 23, 2009

<u>**Via U.S. Mail and Fax (206) 652-2911**</u>
Robert Bowker
Chief Financial Officer
Hungarian Telephone and Cable Corp.
1201 Third Avenue
Suite 3400
Seattle, Washington 98101

      RE: Hungarian Telephone and Cable Corp.
            Form 10-K for the fiscal year ended December 31, 2007

            File No. 001-11484

Dear Mr. Bowker:

      We have completed our review of your 10-K and related filings and have no further comments at this time.

                Sincerely,

                Larry Spirgel
                Assistant Director